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09056607

[...] COMMISSION
[...], D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 67766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GormanThayer Private Placement Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1315 WALNUT STREET, SUITE 1331
(No. and Street)

Philadelphia (City) PA (State) 19107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Hunter 215-965-0720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company LLC
(Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KC 3/24

OATH OR AFFIRMATION

I, Thomas Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GormanThayer Private Placement Advisors LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stuart D. Kaplan, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Aug. 14, 2011
Member, Pennsylvania Association of Notaries

[Signature]
Signature

CFO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

**GormanThayer Private
Placement Advisors LLC**

December 31, 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Members
GormanThayer Private Placement Advisors LLC

We have audited the accompanying statements of financial condition of GormanThayer Private Placement Advisors LLC as of December 31, 2008, and the related statements of operations, members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GormanThayer Private Placement Advisors LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Isdaner & Company, LLC

February 2, 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

GormanThayer Private Placement Advisors LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Cash	$24,423
Due from GormanThayer LLC	1,009
	$25,432

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 6,632
Members' capital	18,800
	$25,432

The accompanying notes are an integral part of this statement.

GormanThayer Private Placement Advisors LLC

Statement of Operations

December 31, 2008

Operating revenue		$ 7,500
Operating expenses:		
Compensation	$95,835	
Other	49,715	145,550
Operating loss		(138,050)
Interest income		1,627
Net loss		($136,424)

The accompanying notes are an integral part of this statement.

GormanThayer Private Placement Advisors LLC

Statement of Members' Capital

Year Ended December 31, 2008

Balance, December 31, 2007	$133,724
Net loss	(136,424)
Capital contributions	22,500
Withdrawals	(1,000)
Balance, December 31, 2008	$ 18,800

The accompanying notes are an integral part of this statement.

GormanThayer Private Placement Advisors LLC

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	($136,424)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Due from GormanThayer LLC	(1,009)
Accounts payable	6,632
Net cash used in operating activities	(130,801)
Cash flows from financing activities:	
Capital contributions	22,500
Withdrawals	(1,000)
Net cash provided by financing activities	21,500
Net decrease in cash	(109,301)
Cash at beginning of year	133,724
Cash at end of year	$ 24,423

The accompanying notes are an integral part of this statement.

(1) SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GormanThayer Private Placement Advisors (the "Company") is a Pennsylvania limited liability company and is wholly-owned by GormanThayer LLC. The Company and GormanThayer LLC provide consulting and financial advisory services to clients seeking debt and equity financing. Effective March 14, 2008, the Company provides broker-dealer services as a registered broker-dealer under the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the Securities and Exchange Commission (SEC).

Certain administrative expenses are allocated between the Company and GormanThayer LLC. GormanThayer LLC has agreed to provide the Company additional funds as may be required to ensure adequate working capital and liquidity over the next twelve months.

Revenue Recognition

Advisory fees from consulting and capital introduction services are recorded when the services are determined to be substantially completed, generally as set forth under the terms of the engagement. Such terms may include fee revenue which is contingent upon completion of a defined transaction. Expenses directly associated with a merger, acquisition or restructuring transaction are deferred and recognized in the same period as the related transaction revenue.

Income Taxes

As a single-member limited liability company, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by the Company represent obligations of the members of GormanThayer LLC.

Use of Estimates

The preparation of these financials statements are in conformity with generally accepted accounting principals of the United States of America that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates and assumptions.

(2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. A computation of net capital as of December 31, 2008 is as follows:

Members' capital	$18,800
Less non-allowable assets	1,009
Net capital under Rule 15c3-1	$17,791

A comparison of this computation of net capital to the corresponding computation prepared by the Company and included in the unaudited Part II FOCUS Report filing as of the same date is as follows:

Net capital as reported in Company's Part II FOCUS Report (unaudited)	$17,791
Net capital per this report	$17,791

(3) RESERVE REQUIREMENT

The Company had no accounts for customers. A calculation was not made of the reserve requirement under Rule 15c3-1 because the Company claims an exemption under Subsection (k)(l).

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants On Internal Control Required by SEC Rule 17a-5

Members
GormanThayer Private Placement Advisors LLC

In planning and performing our audit of the financial statements of GormanThayer Private Placement Advisors LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 2, 2009